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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)
                            ADVANCE ROSS CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    007500101
                                 (CUSIP Number)

                          Allen & Company Incorporated
                         Attention:  Gaetano J. Casillo

           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 4

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                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 007500101                                         Page 2 of 4
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==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated  13-6176976
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [ ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS*
     N/A
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
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       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7  SOLE VOTING POWER
          0
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8  SHARED VOTING POWER
          0
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9  SOLE DISPOSITIVE POWER
          0
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10 SHARED DISPOSITIVE POWER
          0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
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14  TYPE OF REPORTING PERSON*
     CO, BD
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
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                                 SCHEDULE 13D


          Allen & Company Incorporated ("ACI"), hereby amends its Schedule 13D relating to the Common Stock, par value $0.01, per share, of Advance Ross Corporation ("Issuer") as set forth below.


Item 5.   Interest in Securities of the Issuer

          (a) Pursuant to the January 10, 1996 merger (the "Merger") of Issuer into Retreat Acquisition Corporation ("Retreat"), a wholly-owned subsidiary of CUC International, Inc. ("CUC"), each share of the Issuer's Common Stock held by ACI, was converted into 5/6 of one share of the Common Stock of CUC. Accordingly, the Issuer no longer has Common Stock outstanding and ACI no longer owns any of Issuer's Common Stock.

          (e) As a result of the Merger, ACI ceased to be the beneficial owner of five percent or more of the Issuer's Common Stock. This Amendment No. 4 is therefore a final filing.

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          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:


ALLEN & COMPANY INCORPORATED


     By:  -------------------------
          Gaetano J. Casillo

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                                                                 Page 4 of 4

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:


ALLEN & COMPANY INCORPORATED


     By:  /s/ Gaetano J. Casillo
---------------------------------
Gaetano J. Casillo

67477